Exhibit 99.2

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

PERIOD ENDED SEPTEMBER 30, 2022

GLOBAL SHIP LEASE, INC.

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

			As of
	Note	September 30, 2022		December 31, 2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$102,709		$67,280
Time deposits		17,400		7,900
Restricted cash		28,802		24,894
Accounts receivable, net		4,147		3,220
Inventories		11,555		11,410
Prepaid expenses and other current assets		24,619		25,224
Derivative assets	5	27,357		533
Due from related parties	7	359		2,897
Total current assets		$216,948		$143,358
NON - CURRENT ASSETS
Vessels in operation	3	$1,640,788		$1,682,816
Advances for vessels acquisitions and other additions	3	3,912		6,139
Deferred charges, net		49,394		37,629
Other non-current assets	2g	27,693		14,010
Derivative assets, net of current portion	5	41,811		6,694
Restricted cash, net of current portion		113,996		103,468
Total non - current assets		1,877,594		1,850,756
TOTAL ASSETS		$2,094,542		$1,994,114
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable		$19,373		$13,159
Accrued liabilities		25,155		32,249
Current portion of long - term debt	6	193,619		190,316
Current portion of deferred revenue		17,172		8,496
Due to related parties	7	552		543
Total current liabilities		$255,871		$244,763
LONG - TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	6	$789,264		$880,134
Intangible liabilities - charter agreements	4	22,651		55,376
Deferred revenue, net of current portion		111,650		101,288
Total non - current liabilities		923,565		1,036,798
Total liabilities		$1,179,436		$1,281,561
Commitments and Contingencies	8	—		—
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 36,292,765 shares issued and outstanding (2021 – 36,464,109 shares)	9	$362		$365
Series B Preferred Shares - authorized 44,000 shares with a $0.01 par value 43,592 shares issued and outstanding (2021 – 43,592 shares)	9	—		—
Additional paid in capital		691,438		698,463
Retained Earnings		187,317		13,498
Accumulated other comprehensive income		35,989		227
Total shareholders' equity		915,106		712,553
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$2,094,542		$1,994,114

See accompanying notes to interim unaudited condensed consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share and per share data)

		Nine months ended September 30,

	Note	2022	2021
OPERATING REVENUES
Time charter revenues (include related party revenues of $66,929 and $104,995 for each of the periods ended September 30, 2022 and 2021, respectively)	7	$447,898	$267,357
Amortization of intangible liabilities-charter agreements (includes related party amortization of intangible liabilities-charter agreements of $5,385 and $3,524 for each of the periods ended September 30, 2022 and 2021, respectively)	4,7	32,725	27,068
Total Operating Revenues		480,623	294,425

OPERATING EXPENSES
Vessel operating expenses (include related party vessel operating expenses of $12,686 and $10,755 for each of the periods ended September 30, 2022 and 2021, respectively)	7	121,883	86,692
Time charter and voyage expenses (include related party time charter and voyage expenses of $4,646 and $2,365 for each of the periods ended September 30, 2022 and 2021, respectively)	7	14,594	8,311
Depreciation and amortization	3	60,647	42,318
General and administrative expenses		14,448	9,554
Gain on sale of vessel		—	(7,770)
Operating Income		269,051	155,320

NON-OPERATING INCOME/(EXPENSES)
Interest income		1,195	369
Interest and other finance expenses (include $22,938 expenses relating to prepayment fees, acceleration of deferred financing costs, premium and $5,764 Notes premium for each of the periods ended September 30, 2022 and 2021, respectively)		(64,884)	(54,302)
Other income, net		1,200	1,687
Fair value adjustment on derivative asset	5	11,308	—
Total non-operating expenses		(51,181)	(52,246)
Income before income taxes		217,870	103,074
Income taxes		50	(58)
Net Income		217,920	103,016
Earnings allocated to Series B Preferred Shares	9	(7,152)	(5,879)
Net Income available to Common Shareholders		$210,768	$97,137
Earnings per Share

Weighted average number of Class A common shares outstanding
Basic	11	36,649,874	34,734,005
Diluted	11	37,305,744	34,743,297

Net Earnings per Class A common share
Basic	11	$5.75	$2.80
Diluted	11	$5.65	$2.80

See accompanying notes to interim unaudited condensed consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

		Nine months ended September 30,
	Note	2022	2021
Net Income available to Common Shareholders		$210,768	$97,137
Other comprehensive income:
Cash Flow Hedge:
Unrealized gain on derivative assets	5	35,263	—
Amount realized and reclassified to earnings		499	—
Total Other Comprehensive Income		35,762	—
Total Comprehensive Income		$246,530	$97,137

See accompanying notes to interim unaudited condensed consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)
		Nine months ended September 30,
	Note	2022	2021
Cash flows from operating activities:
Net Income		$217,920	$103,016
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3	60,647	42,318
Gain on sale of vessel	3	—	(7,770)
Amortization of derivative assets' premium		499	—
Amortization of deferred financing costs	6	9,751	6,810
Amortization of original issue premium on repurchase of notes/premium on repurchase of notes		762	8,734
Amortization of intangible liabilities - charter agreements	4	(32,725)	(27,068)
Fair value adjustment on derivative asset	5	(11,308)	—
Prepayment fees on debt repayment	6	15,197	3,230
Share based compensation	10	7,882	2,005
Changes in operating assets and liabilities:
Increase in accounts receivable and other assets		(14,005)	(22,555)
Increase in inventories		(145)	(2,945)
Increase in derivative assets	5	(15,370)	—
Decrease in accounts payable and other liabilities		(2,060)	(1,172)
Decrease in related parties' balances, net	7	2,547	337
Increase in deferred revenue		19,038	1,558
Unrealized foreign exchange loss		3	3
Net cash provided by operating activities		$258,633	$106,501
Cash flows from investing activities:
Acquisition of vessels and intangibles		—	(427,749)
Cash paid for vessel expenditures		(4,429)	(2,758)
Advances for vessels acquisitions and other additions		(2,835)	(4,318)
Cash paid for drydockings		(19,716)	(7,566)
Net proceeds from sale of vessels		—	16,514
Time deposits acquired		(9,500)	—
Net cash used in investing activities		$(36,480)	$(425,877)
Cash flows from financing activities:
Proceeds from issuance of 2024 Notes	6	—	22,702
Repurchase of 2022 Notes, including premium	6	—	(239,183)
Repurchase of 2024 Notes, including premium	6	(119,871)	—
Proceeds from drawdown of credit facilities and sale and leaseback	6	60,000	714,505
Proceeds from 2027 USPP Notes	6	350,000	—
Repayment of credit facilities and sale and leaseback	6	(117,080)	(77,667)
Repayment of refinanced debt, including prepayment fees	6	(276,671)	(152,862)
Deferred financing costs paid		(9,655)	(11,905)
Net proceeds from offering of Class A common shares, net of offering costs	9	—	57,849
Cancellation of Class A common shares	9	(14,910)	—
Proceeds from offering of Series B preferred shares, net of offering costs	9	—	51,254
Class A common shares - dividend paid	9	(36,949)	(18,705)
Series B Preferred Shares - dividend paid	9	(7,152)	(5,879)
Net cash (used in)/provided by financing activities		$(172,288)	$340,109
Net increase in cash and cash equivalents and restricted cash		49,865	20,733
Cash and cash equivalents and restricted cash at beginning of the period		195,642	92,262
Cash and cash equivalents and restricted cash at end of the period		$245,507	$112,995

Supplementary Cash Flow Information:
Cash paid for interest		34,470	36,290
Cash received from interest rate caps		3,247	—
Non-cash investing activities:
Unpaid capitalized expenses		7,334	—
Unpaid drydocking expenses		7,396	6,509
Unpaid vessel expenditures		—	4,729
Acquisition of vessels and intangibles		—	92,135
Advances for vessel acquisitions and other additions		—	426
Non-cash financing activities:
Unpaid deferred financing costs		—	1,395
Issuance of 2024 Notes for the acquisition of vessels		—	35,000
Premium on the 2024 Notes issued for the acquisition of vessels		—	1,680
Unrealized gain on derivative assets		35,263	—
See accompanying notes to interim unaudited condensed consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Changes in Shareholders' Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Shares at par value $0.01	Number of Series B Preferred Shares at par value $0.01	Number of Series C Preferred Shares at par value $0.01	Common Shares	Series B Preferred Shares	Series C Preferred Shares	Additional paid-in capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance at December 31, 2020	17,741,008	22,822	250,000	$177	$—	$3	$586,355	$(121,794)	$—	$464,741
Stock-based compensation expense (Note 10)	45,313	—	—	—	—	—	1,704	—	—	1,704
Issuance of Class A common shares, net of offering costs	5,541,959	—	—	55	—	—	67,703	—	—	67,758
Conversion of Series C Preferred shares to Class A common shares (Note 9)	12,955,188	—	(250,000)	130	—	(3)	(127)	—	—	—
Net Income for the period	—	—	—	—	—	—	—	5,643	—	5,643
Series B Preferred Shares dividend (Note 9)	—	—	—	—	—	—	—	(1,484)	—	(1,484)
Issuance of Series B Preferred shares, net of offering costs	—	4,356	—	—	—	—	10,696	—	—	10,696
Balance at March 31, 2021	36,283,468	27,178	—	$362	$—	$—	$666,331	$(117,635)	$—	$549,058

Stock-based compensation expense (Note 10)	—	—	—	—	—	—	150	—	—	150
Issuance of Class A common shares, net of offering costs	—	—	—	—	—	—	(209)	—	—	(209)
Net Income for the period	—	—	—	—	—	—	—	32,076	—	32,076
Series B Preferred Shares dividend (Note 9)	—	—	—	—	—	—	—	(2,011)	—	(2,011)
Issuance of Series B Preferred shares, net of offering costs	—	9,594	—	—	—	—	23,649	—	—	23,649
Class A common shares dividend (Note 9)	—	—	—	—	—	—	—	(9,347)	—	(9,347)
Balance at June 30, 2021	36,283,468	36,772	—	$362	$—	$—	$689,921	$(96,917)	$—	$593,366

Stock-based compensation expense (Note 10)	437,265	—	—	5	—	—	146	—	—	151
Issuance of Class A common shares, net of offering costs	17,720	—	—	—	—	—	300	—	—	300
Cancellation of Class A common shares (Note 9)	(521,650)	—	—	(5)	—	—	(9,995)	—	—	(10,000)
Net Income for the period	—	—	—	—	—	—	—	65,297		65,297
Series B Preferred Shares dividend (Note 9)	—	—	—	—	—	—	—	(2,384)	—	(2,384)
Issuance of Series B Preferred Shares, net of offering costs (Note 9)	—	6,807	—	—	—	—	16,909	—	—	16,909
Class A common shares dividend	—	—	—	—	—	—	—	(9,358)	—	(9,358)
Balance at September 30, 2021	36,216,803	43,579	—	$362	$—	$—	$697,281	$(43,362)	$—	$654,281

See accompanying notes to interim unaudited condensed consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Changes in Shareholders' Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Shares at par value $0.01	Number of Series B Preferred Shares at par value $0.01	Number of Series C Preferred Shares at par value $0.01	Common Shares	Series B Preferred Shares	Series C Preferred Shares	Additional paid-in capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance at December 31, 2021	36,464,109	43,592	—	$365	$—	$—	$698,463	$13,498	$227	$712,553
Stock-based compensation expense (Note 10)	447,283	—	—	4	—	—	3,425	—	—	3,429
Other comprehensive income	—	—	—	—	—	—	—	—	17,283	17,283
Net Income for the period	—	—	—	—	—	—	—	70,191	—	70,191
Series B Preferred Shares dividend (Note 9)	—	—	—	—	—	—	—	(2,384)	—	(2,384)
Class A common shares dividend (Note 9)	—	—	—	—	—	—	—	(9,257)	—	(9,257)
Balance at March 31, 2022	36,911,392	43,592	—	$369	$—	$—	$701,888	$72,048	$17,510	$791,815

Stock-based compensation expense (Note 10)	—	—	—	—	—	—	2,231	—	—	2,231
Cancellation of Class A common shares (Note 9)	(184,684)	—	—	(2)	—	—	(4,923)	—	—	(4,925)
Other comprehensive income	—	—	—	—	—	—	—	—	5,760	5,760
Net Income for the period	—	—	—	—	—	—	—	55,734	—	55,734
Series B Preferred Shares dividend (Note 9)	—	—	—	—	—	—	—	(2,384)	—	(2,384)
Class A common shares dividend (Note 9)	—	—	—	—	—	—	—	(13,836)	—	(13,836)
Balance at June 30, 2022	36,726,708	43,592	—	$367	$—	$—	$699,196	$111,562	$23,270	$834,395

Stock-based compensation expense (Note 10)	134,892	—	—	1	—	—	2,221	—	—	2,222
Cancellation of Class A common shares (Note 9)	(568,835)	—	—	(6)	—	—	(9,979)	—	—	(9,985)
Other comprehensive income	—	—	—	—	—	—	—	—	12,719	12,719
Net Income for the period	—	—	—	—	—	—	—	91,995	—	91,995
Series B Preferred Shares dividend (Note 9)	—	—	—	—	—	—	—	(2,384)	—	(2,384)
Class A common shares dividend (Note 9)	—	—	—	—	—	—	—	(13,856)	—	(13,856)
Balance at September 30, 2022	36,292,765	43,592	—	$362	$—	$—	$691,438	$187,317	$35,989	$915,106

See accompanying notes to interim unaudited condensed consolidated financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share data)

1. Description of Business
On August 14, 2008, Global Ship Lease, Inc. (the "Company") merged indirectly with Marathon Acquisition Corp., a company then listed on The American Stock Exchange, and with the pre-existing Global Ship Lease, Inc. GSL Holdings, Inc. was the surviving entity (the "Marathon Merger"), changed its name to Global Ship Lease, Inc. and became listed on The New York Stock Exchange (the "NYSE").
On November 15, 2018, the Company completed a transformative transaction and acquired Poseidon Containers' 20 containerships, one of which, the Argos, was contracted to be sold, which sale was completed in December 2018, (the "Poseidon Transaction").
The Company's business is to own and charter out containerships to leading liner companies.
In 2021, the Company purchased 23 vessels. Seven containerships of approximately 6,000 TEU each (the "Seven Vessels"), were purchased for an aggregate purchase price of $116,000. At the time of the transaction, the Company had agreed charters for all seven ships to Maersk Line for a minimum firm period of 36 months each, followed by two one-year extensions at charterer's option; for two vessels these new charters commenced in the fourth quarter 2021, upon completion of pre-existing short charters. Four vessels were delivered in April 2021, two in May 2021 and the seventh vessel in July 2021. Twelve containerships were purchased from Borealis Finance LLC (the "Twelve Vessels") for an aggregate purchase price of $233,890. At the time of the transaction, the ships were all on charter with leading liner operators, with remaining charter durations of three to 25 months. The Twelve Vessels were delivered in July 2021. Four 5,470 TEU Panamax containerships (the "Four Vessels") for an aggregate purchase price of $148,000. On delivery, the ships were chartered to Maersk Line operator for a firm period of three years, followed by a three-year extension at charterer's option. Three vessels were delivered in September 2021 and the fourth vessel in October 2021.

With these additions and following the sale of La Tour on June 30, 2021, the Company's fleet comprises 65 containerships with average age weighted by TEU capacity of 15.6 years.
The following table provides information about the 65 vessels owned as at September 30, 2022.
	Country of	Vessel	Capacity	Year Built	Earliest
Company Name (1)	Incorporation	Name	in TEUs (2)		Charter Expiry Date
Global Ship Lease 54 LLC	Liberia	CMA CGM Thalassa	11,040	2008	4Q25
Laertis Marine LLC	Marshall Islands	Zim Norfolk (ex UASC Al Khor) (13)	9,115	2015	2Q27
Penelope Marine LLC	Marshall Islands	Zim Xiamen (ex Maira XL) (13)	9,115	2015	3Q27
Telemachus Marine LLC (3)	Marshall Islands	Anthea Y	9,115	2015	3Q23
Global Ship Lease 53 LLC	Liberia	MSC Tianjin	8,603	2005	2Q24
Global Ship Lease 52 LLC	Liberia	MSC Qingdao	8,603	2004	2Q24
Global Ship Lease 43 LLC	Liberia	GSL Ningbo	8,603	2004	3Q27(4)
Global Ship Lease 30 Limited	Marshall Islands	GSL Eleni	7,847	2004	3Q24(5)
Global Ship Lease 31 Limited	Marshall Islands	GSL Kalliopi	7,847	2004	3Q23(5)
Global Ship Lease 32 Limited	Marshall Islands	GSL Grania	7,847	2004	3Q23(5)
Alexander Marine LLC	Marshall Islands	Mary	6,927	2013	4Q28(6)
Hector Marine LLC	Marshall Islands	Kristina	6,927	2013	3Q29(6)
Ikaros Marine LLC	Marshall Islands	Katherine	6,927	2013	1Q29(6)
Philippos Marine LLC	Marshall Islands	Alexandra	6,927	2013	2Q29(6)
Aristoteles Marine LLC	Marshall Islands	Alexis	6,882	2015	2Q29(6)
Menelaos Marine LLC	Marshall Islands	Olivia I	6,882	2015	2Q29(6)
Global Ship Lease 35 LLC	Liberia	GSL Nicoletta	6,840	2002	3Q24
Global Ship Lease 36 LLC	Liberia	GSL Christen	6,840	2002	3Q23
Global Ship Lease 48 LLC	Liberia	CMA CGM Berlioz	6,621	2001	4Q25
Leonidas Marine LLC	Marshall Islands	Agios Dimitrios	6,572	2011	4Q23
Global Ship Lease 33 LLC	Liberia	GSL Vinia	6,080	2004	3Q24
Global Ship Lease 34 LLC	Liberia	GSL Christel Elisabeth	6,080	2004	2Q24

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

1. Description of Business (continued)

	Country of	Vessel	Capacity	Year Built	Earliest
Company Name (1)	Incorporation	Name	in TEUs (2)		Charter Expiry Date
GSL Arcadia LLC	Liberia	GSL Arcadia	6,008	2000	2Q24(7)
GSL Melita LLC	Liberia	GSL Melita	6,008	2001	3Q24(7)
GSL Maria LLC	Liberia	GSL Maria	6,008	2001	4Q24(7)
GSL Violetta LLC (3)	Liberia	GSL Violetta	6,008	2000	4Q24(7)
GSL Tegea LLC	Liberia	GSL Tegea	5,992	2001	3Q24(7)
GSL Dorothea LLC	Liberia	GSL Dorothea	5,992	2001	3Q24(7)
GSL MYNY LLC	Liberia	GSL MYNY	6,008	2000	3Q24(7)
Tasman Marine LLC	Marshall Islands	Tasman	5,936	2000	4Q23(8)
Hudson Marine LLC	Marshall Islands	Zim Europe	5,936	2000	1Q24
Drake Marine LLC	Marshall Islands	Ian H	5,936	2000	2Q24
Global Ship Lease 68 LLC (3)	Liberia	GSL Kithira	5,470	2009	4Q24(9)
Global Ship Lease 69 LLC (3)	Liberia	GSL Tripoli	5,470	2009	4Q24(9)
Global Ship Lease 70 LLC (3)	Liberia	GSL Syros	5,470	2010	4Q24(9)
Global Ship Lease 71 LLC (3)	Liberia	GSL Tinos	5,470	2010	4Q24(9)
Hephaestus Marine LLC	Marshall Islands	Dolphin II	5,095	2007	1Q25
Zeus One Marine LLC	Marshall Islands	Orca I	5,095	2006	2Q24(10)
Global Ship Lease 47 LLC	Liberia	GSL Château d'If	5,089	2007	4Q26
GSL Alcazar Inc.	Marshall Islands	CMA CGM Alcazar	5,089	2007	3Q26
Global Ship Lease 55 LLC	Liberia	GSL Susan	4,363	2008	3Q27(11)
Global Ship Lease 50 LLC	Liberia	CMA CGM Jamaica	4,298	2006	1Q28(11)
Global Ship Lease 49 LLC	Liberia	CMA CGM Sambhar	4,045	2006	1Q28(11)
Global Ship Lease 51 LLC	Liberia	CMA CGM America	4,045	2006	1Q28(11)
Global Ship Lease 57 LLC	Liberia	GSL Rossi	3,421	2012	1Q26
Global Ship Lease 58 LLC	Liberia	GSL Alice	3,421	2014	1Q23
Global Ship Lease 59 LLC	Liberia	GSL Melina	3,404	2013	2Q23
Global Ship Lease 60 LLC	Liberia	GSL Eleftheria	3,404	2013	3Q25
Global Ship Lease 61 LLC	Liberia	GSL Mercer	2,824	2007	4Q24
Global Ship Lease 62 LLC	Liberia	Matson Molokai	2,824	2007	2Q25
Global Ship Lease 63 LLC	Liberia	GSL Lalo	2,824	2006	4Q22
Global Ship Lease 42 LLC	Liberia	GSL Valerie	2,824	2005	1Q25
Pericles Marine LLC	Marshall Islands	Athena	2,762	2003	2Q24
Global Ship Lease 64 LLC	Liberia	GSL Elizabeth	2,741	2006	4Q22
Global Ship Lease 65 LLC	Liberia	tbr GSL Chloe (12)	2,546	2012	4Q24
Global Ship Lease 66 LLC	Liberia	GSL Maren	2,546	2014	4Q22
Aris Marine LLC	Marshall Islands	Maira	2,506	2000	1Q23
Aphrodite Marine LLC	Marshall Islands	Nikolas	2,506	2000	1Q23
Athena Marine LLC	Marshall Islands	Newyorker	2,506	2001	1Q24
Global Ship Lease 38 LLC	Liberia	Manet	2,272	2001	4Q24
Global Ship Lease 40 LLC	Liberia	Keta	2,207	2003	1Q25
Global Ship Lease 41 LLC	Liberia	Julie	2,207	2002	1Q23
Global Ship Lease 45 LLC	Liberia	Kumasi	2,207	2002	1Q25
Global Ship Lease 44 LLC	Liberia	Akiteta	2,207	2002	4Q24
Global Ship Lease 67 LLC	Liberia	GSL Amstel	1,118	2008	3Q23

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

1.	Description of Business (continued)

(1)	All subsidiaries are 100% owned, either directly or indirectly;
(2)	Twenty-foot Equivalent Units;
(3)	Currently, under a sale and leaseback transaction (see note 2g);
(4)	GSL Ningbo was forward fixed to a leading liner company for minimum 48 months – maximum 52 months. The new charter is scheduled to commence in 3Q 2023;
(5)
GSL Eleni delivered 2Q2019 and is chartered for five years; GSL Kalliopi (delivered 4Q2019) and GSL Grania (delivered 3Q2019) are chartered for three years plus two successive periods of one year each at the option of the charterer. The first of these extension options was exercised for both vessels in 2Q 2022 and commenced  for GSL Grania and for GSL Kalliopi in 3Q and in 4Q 2022, respectively;

(6)
Mary, Kristina, Katherine, Alexandra, Alexis, Olivia I were forward fixed to a leading liner company for 60 months +/- 45 days, after which  the charterer has the option to extend each charter for a further two years; The new charter are scheduled to commence in various dates from December 2023 till August 2024;

(7)
GSL Arcadia, GSL Melita, GSL Maria, GSL Violetta, GSL Tegea, GSL Dorothea, GSL MYNY. Thereafter, the charterer has the option to extend each charter for a further 12 months, after which they have the option to extend each charter for a second time – for a period concluding immediately prior to each respective vessel's 25th year drydocking and special survey;

(8)	Tasman. 12-month extension at charterer's option was exercised in 2Q 2022 and commenced in 3Q 2022;
(9)	GSL Kithira, GSL Tripoli, GSL Syros, GSL Tinos were chartered for a period of three years, after which the charterer has the option to extend each charter for a further three years;
(10)	Orca I. After the initial firm period of the charter, the charterer has the option to extend the charter for a further 12-14 months;
(11)
GSL Susan, CMA CGM Jamaica, CMA CGM Sambhar and CMA CGM America forward fixed to a leading liner company for a period of five years with up to +/- 45 days in charterer's option. The new charter for GSL Susan commenced in October 2022 and the rest charters are scheduled to commence in March 2023.

(12)	"tbr" means "to be renamed";
(13)	On May 22, 2022, UASC Al Khor was renamed Zim Norfolk. On July 11, 2022, Maira XL was renamed Zim Xiamen.

2.	Summary of Significant Accounting Policies and Disclosures

(a)	Basis of Presentation
The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the periods presented. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles ("US GAAP") for annual financial statements. These interim unaudited condensed consolidated financial statements should be read in conjunction with the Company's consolidated financial statements as of December 31, 2021 filed with the Securities and Exchange Commission on March 24, 2022 in the Company's Annual Report on Form 20-F.

During the three months ended September 30, 2022, the Company identified adjustments to the valuation of share based compensation and the classification of debt premiums paid on the statement of cash flows. The Company evaluated the adjustments from both a quantitative and qualitative perspective and determined the related impacts were not material to any previously issued annual or interim financial statements; however, the Company has determined to revise prior periods, as follows.
The Company corrected the valuation of share based compensation, which resulted in an increase in share based compensation expense under the caption of "General and administrative expenses" amounted to $2,375 for the three months ended March 31, 2022 and $3,556 for the six months ended June 30, 2022, a decrease in net income of $2,375 for the three months ended March 31, 2022, $1,181 and $3,556 for the six months ended June 30, 2022, an increase in "Additional paid-in capital" and a decrease in "Retained Earnings" of  $2,375 as of March 31, 2022 and $1,181 as of June 30, 2022, respectively.
The Company has made reclassifications to the prior year cash flow to correct and reclass debt premiums paid from operating outflows to financing outflows which resulted in a decrease in operating outflows and increase in financial outflows of $1,617, $3,055, $3,230 and $3,230 for the three months ended March 31, 2021, six months ended June 30, 2021, nine months ended September 30, 2021 and for the year ended December 31, 2021, respectively.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2. Summary of Significant Accounting Policies and Disclosures (continued)

(a)	Basis of Presentation (continued)
Adoption of new accounting standards
In March 2020, the FASB issued ASU 2020-4, "Reference Rate Reform (Topic 848)" ("ASU 2020-4"), which provides optional guidance intended to ease the potential burden in accounting for the expected discontinuation of LIBOR as a reference rate in the financial markets. The guidance can be applied to modifications made to certain contracts to replace LIBOR with a new reference rate. The guidance, if elected, will permit entities to treat such modifications as the continuation of the original contract, without any required accounting reassessments or remeasurements. The ASU 2020-4 was effective for the Company beginning on March 12, 2020 and the Company will apply the amendments prospectively through December 31, 2022. Currently, the Company has various other contracts that reference LIBOR. The Company has modified one contract to replace LIBOR with SOFR and elected to apply the modification accounting. There was no impact to the Company's interim unaudited condensed consolidated financial statements for the nine months ended September 30, 2022 as a result of adopting this standard update.
COVID-19 Pandemic
On March 11, 2020, the World Health Organization declared the novel coronavirus ("COVID-19") outbreak a pandemic. Since the beginning of calendar year 2020, the outbreak of COVID-19 pandemic has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus, including, among others, business closures, quarantines, travel restrictions, and physical distancing requirements. These actions have caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.
While the Company cannot predict the long-term economic impact of the COVID-19 pandemic, it will continue to actively monitor the situation and may take further actions altering the Company's business operations that it determines are in the best interests of its employees, customers, partners, suppliers, and stakeholders, or as required by authorities in the jurisdictions where the Company operates. As a result, many of the Company's estimates and assumptions required increased judgement and carry a higher degree of variability and volatility. The ultimate effects that any such alterations or modifications may have on the Company's business are not clear, including any potential negative effects on its business operations and financial results.

(b)	Principles of Consolidation

The accompanying interim unaudited condensed consolidated financial information include the financial statements of the Company and its wholly owned subsidiaries; the Company has no other interests. All significant intercompany balances and transactions have been eliminated in the Company's interim unaudited condensed consolidated financial statements.

(c)	Use of estimates

The preparation of interim unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates under different assumptions and/or conditions.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2. Summary of Significant Accounting Policies and Disclosures (continued)

(d)	Vessels in operation
Vessels are generally recorded at their historical cost, which consists of the acquisition price and any material expenses incurred upon acquisition, adjusted for the fair value of intangible assets or liabilities associated with above or below market charters attached to the vessels at acquisition. See Intangible Assets and Liabilities at note 2(e) below. Vessels acquired in a corporate transaction accounted for as an asset acquisition are stated at the acquisition price, which consists of consideration paid, plus transaction costs, considering pro rata allocation based on vessels fair value at the acquisition date. Vessels acquired in a corporate transaction accounted for as a business combination are recorded at fair value.
Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels.
Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the nine months ended September 30, 2022 and for the year ended December 31, 2021.
Vessels are stated less accumulated depreciation and impairment, if applicable. Vessels are depreciated to their estimated residual value using the straight-line method over their estimated useful lives which are reviewed on an ongoing basis to ensure they reflect current technology, service potential and vessel structure. The useful lives are estimated to be 30 years from original delivery by the shipyard.
Management estimates the residual values of the Company's container vessels based on a scrap value cost of steel times the weight of the vessel noted in lightweight tons (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revision of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Management estimated the residual values of its vessels based on scrap rate of $400 per LWT.
For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.
The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the interim unaudited condensed Consolidated Statements of Income.

(e)	Intangible assets and liabilities – charter agreements
The Company's intangible assets and liabilities consist of favorable/unfavorable lease terms on charter agreements acquired in assets acquisitions. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an intangible asset is recorded, based on the difference between the acquired charter rate and the market charter rate for an equivalent vessel and equivalent duration of charter party at the date the vessel is delivered. Where charter rates are less than market charter rates, an intangible liability is recorded, based on the difference between the acquired charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and liabilities requires the Company to make significant assumptions and estimates of many variables including market charter rates (including duration), the level of utilization of its vessels and its weighted average cost-of capital ("WACC"). The estimated market charter rate (including duration) is considered a significant assumption. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on the Company's financial position and results of operations. The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the relevant lease term and the amortization expense or income respectively is included under the caption "Amortization of intangible liabilities-charter agreements" in the interim unaudited condensed Consolidated Statements of Income. For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2. Summary of Significant Accounting Policies and Disclosures (continued)

(f)	Impairment of Long-lived assets

Tangible fixed assets, such as vessels, that are held and used or to be disposed of by the Company are reviewed for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. In these circumstances, the Company performs step one of the impairment test by comparing the undiscounted projected net operating cash flows for each vessel group to its carrying value. A vessel group comprises the vessel, the unamortized portion of deferred drydocking related to the vessel and the related carrying value of the intangible asset or liability (if any) with respect to the time charter attached to the vessel at its purchase. If the undiscounted projected net operating cash flows of the vessel group are less than its carrying amount, management proceeds to step two of the impairment assessment by comparing the vessel group's carrying amount to its fair value, including any applicable charter, and an impairment loss is recorded equal to the difference between the vessel group's carrying value and fair value. Fair value is determined with the assistance from valuations obtained from third party independent ship brokers.

The Company uses a number of assumptions in projecting its undiscounted net operating cash flows analysis including, among others, (i) revenue assumptions for charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, in the four years from the date of the impairment test and a reversion to the historical mean of time charter rates for each vessel thereafter (ii) off-hire days, which are based on actual off-hire statistics for the Company's fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost  (v) estimated useful life, which is assessed as a total of 30 years from original delivery by the shipyard and (vi) scrap values.

Revenue assumptions are based on contracted charter rates up to the end of the existing contract of each vessel, and thereafter, estimated time charter rates for the remaining life of the vessel. The estimated time charter rate used for non-contracted revenue days of each vessel is considered a significant assumption. Recognizing that the container shipping industry is cyclical and subject to significant volatility based on factors beyond the Company's control, management believes that using forecast charter rates in the four years from the date of the impairment assessment and a reversion to the historical mean of time charter rates thereafter, represents a reasonable benchmark for the estimated time charter rates for the non-contracted revenue days, and takes into account the volatility and cyclicality of the market.

During the nine months ended September 30, 2022 and 2021, the Company evaluated the impact of current economic situation on the recoverability of all its other vessel groups and has determined that there were no events or changes in circumstances which indicated that their carrying amounts may not be recoverable. Accordingly, there was no triggering event and no impairment test was performed for the nine months ended September 30, 2022 and 2021.

(g)	Revenue recognition and related expense

The Company charters out its vessels on time charters which involves placing a vessel at a charterer's disposal for a specified period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Such charters are accounted for as operating leases and therefore revenue is recognized on a straight-line basis as the average revenues over the rental periods of such charter agreements, as service is performed. Cash received in excess of earned revenue is recorded as deferred revenue. If a time charter contains one or more consecutive option periods, then subject to the options being exercisable solely by the Company, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter, including any options which are more likely than not to be exercised. If a time charter is modified, including the agreement of a direct continuation at a different rate, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter from the date of modification. Any difference between the charter rate invoiced and the time charter revenue recognized is classified as, or released from, deferred revenue. As of September 30, 2022 and December 31, 2021, current and non-current portion from straight line, amounting to $6,405 and $2,866, respectively and $18,054 and $14,010, respectively, are presented in the interim unaudited condensed Consolidated Balance Sheets in the line item "Prepaid expenses and other current assets" and "Other non-current assets", respectively.
Revenues are recorded net of address commissions, which represent a discount provided directly to the charterer based on a fixed percentage of the agreed upon charter rate. Charter revenue received in advance which relates to the period after a balance sheet date is recorded as deferred revenue within current liabilities until the respective charter services are rendered.
Under time charter arrangements the Company, as owner, is responsible for all the operating expenses of the vessels, such as crew costs, insurance, repairs and maintenance, and such costs are expensed as incurred and are included in vessel operating expenses.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2. Summary of Significant Accounting Policies and Disclosures (continued)

(g)	Revenue recognition and related expense (continued)
Commission paid to brokers to facilitate the agreement of a new charter are included in time charter and voyage expenses as are certain expenses related to a voyage, such as the costs of bunker fuel consumed when a vessel is off-hire or idle.
Leases: In cases of lease agreements where the Company acts as the lessee, the Company recognizes an operating lease asset and a corresponding lease liability on the interim unaudited condensed Consolidated Balance Sheets. Following initial recognition and with regards to subsequent measurement the Company remeasures lease liability and right of use asset at each reporting date.
Leases where the Company acts as the lessor are classified as either operating or sales-type / direct financing leases.
In cases of lease agreements where the Company acts as the lessor under an operating lease, the Company keeps the underlying asset on the interim unaudited condensed Consolidated Balance Sheets and continues to depreciate the assets over its useful life. In cases of lease agreements where the Company acts as the lessor under a sales-type / direct financing lease, the Company derecognizes the underlying asset and records a net investment in the lease. The Company acts as a lessor under operating leases in connection with all of its charter out – bareboat-out arrangements.

In cases of sale and leaseback transactions, if the transfer of the asset to the lessor does not qualify as a sale, then the transaction constitutes a failed sale and leaseback and is accounted for as a financial liability. For a sale to have occurred, the control of the asset would need to be transferred to the lessor, and the lessor would need to obtain substantially all the benefits from the use of the asset. During 2021, the Company entered into six agreements which qualify as failed sale and leaseback transactions as the Company is required to repurchase the vessels at the end of the lease term and the Company has accounted for the six agreements as financing transactions.

The Company elected the practical expedient which allows the Company to treat the lease and non-lease components as a single lease component for the leases where the timing and pattern of transfer for the non-lease component and the associated lease component to the lessees are the same and the lease component, if accounted for separately, would be classified as an operating lease. The combined component is therefore accounted for as an operating lease under ASC 842, as the lease components are the predominant characteristics.

(h)	Fair Value Measurement and Financial Instruments
Financial instruments carried on the interim unaudited condensed Consolidated Balance Sheets include cash and cash equivalents, time deposits, restricted cash, trade receivables and payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item or included below as applicable.

Fair value measurement: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgement.

Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2. Summary of Significant Accounting Policies and Disclosures (continued)

(h)	Fair Value Measurement and Financial Instruments (continued)

In December 2021, the Company purchased interest rate caps with an aggregate notional amount of $484.1 million, which amortizes over time as the Company's outstanding debt balances decline. In February 2022, the Company further hedged its exposure by putting in place two USD one-month LIBOR interest rate caps of 0.75% through fourth quarter 2026, on $507.9 million of its floating rate debt. The second interest rate cap was not designated as a cash flow hedge and therefore the positive fair value adjustment of $11,308 as at September 30, 2022 was recorded through interim unaudited condensed Consolidated Statements of Income. ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. The Company is designating certain future interest payments on its outstanding variable-rate debt as the hedged item in this relationship. Under ASC 815-20-25-106e, "for cash flow hedges of the interest payments on only a portion of the principal amount of the interest-bearing asset or liability, the notional amount of the interest rate cap designated as the hedging instrument matches the principal amount of the portion of the asset or liability on which the hedged interest payments are based". In this case, the Company has designated only a portion of its outstanding debt (initially, $253.9 million) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged.

The objective of the hedges is to reduce the variability of cash flows associated with the interest rates relating to the Company's variable rate borrowings. When derivatives are used, the Company is exposed to credit loss in the event of non-performance by the counterparties; however, non-performance is not anticipated. ASC 815, Derivatives and Hedging, requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the balance sheet. The fair values of the interest rate derivatives are based on quoted market prices for similar instruments from commercial banks (based on significant observable inputs - Level 2 inputs). As of September 30, 2022 and December 31, 2021, the Company recorded a derivative asset of $69,168 and $7,227, respectively.

Financial Risk Management: The Company activities expose it to a variety of financial risks including fluctuations in, time charter rates, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.
Credit risk: The Company closely monitors its credit exposure to customers and counter-parties for credit risk. The Company has entered into commercial management agreement with Conchart Commercial Inc. ("Conchart"), pursuant to which Conchart has agreed to provide commercial management services to the Company, including the negotiation, on behalf of the Company, vessel employment contracts (see note 7). Conchart has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history.
Financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable, cash and cash equivalents and time deposits. The Company does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.
Liquidity Risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances appropriately to meet working capital needs.

(i)	Derivative instruments

The Company is exposed to interest rate risk relating to its variable rate borrowings. In December 2021, the Company purchased interest rate caps with an aggregate notional amount of $484.1 million ("December 2021 hedging"), which amount reduces over time as the Company's outstanding debt balances amortize. The objective of the hedges is to reduce the variability of cash flows associated with the interest relating to its variable rate borrowings. At the inception of the transaction, the Company documents the relationship between hedging instruments and hedged items, as well as its risk management objective and the strategy for undertaking various hedging transactions. The Company also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivative financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2. Summary of Significant Accounting Policies and Disclosures (continued)

(i)	Derivative instruments (continued)

This Transaction is designated as a cash flow hedge, and under ASU 2017-12, cash flow hedge accounting allows all changes in fair value to be recorded through Other Comprehensive Income once hedge effectiveness has been established. Under ASC 815-30-35-38, amounts in accumulated other comprehensive income shall be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings (i.e., each quarter) and shall be presented in the same income statement line item as the earnings effect of the hedged item in accordance with paragraph 815-20-45-1A.

The premium paid related to this derivative was classified in the interim unaudited condensed Consolidated Statements of Cash Flows as operating activities in the line item "Derivative asset". The premium shall be amortized into earnings "on a systematic and rational basis over the period in which the hedged transaction affects earnings" (ASC 815-30-35-41A); that is, the Company will expense the premium over the life of the interest rate cap in accordance with the "caplet method," as described in Derivatives Implementation Group (DIG) Issue G20. DIG Issue G20 dictates that the cost of the interest rate cap is recognized on earnings over time, based on the value of each periodic caplet. The cost per period will change as the caplet for that period changes in value. Given that the interest rate cap is forward-starting, expensing of the premium will not begin until the effective start date of the interest rate cap, in order to match potential cap revenue with the cap expenses in the period in which they are incurred.

In February 2022, the Company further purchased two interest rate caps with an aggregate notional amount of $507.9 million. The first interest rate cap of $253.9 million which has been designated as a cash flow hedge, has the same accounting treatment as described above for the December 2021 hedging. The second interest rate cap was not designated as a cash flow hedge and therefore the positive fair value adjustment of $11,308 as at September 30, 2022 was recorded through interim unaudited condensed Consolidated Statements of Income. ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. In this case, the Company has designated only a portion of its outstanding debt (initially, $253.9 million) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged (see note 5).

The amounts included in accumulated other comprehensive income will be reclassified to interest expense should the hedge no longer be considered effective. No amount of ineffectiveness was included in net income for the nine months ended September 30, 2022 and the year ended December 31, 2021. The Company will continue to assess the effectiveness of the hedge on an ongoing basis.

(j)	Recent accounting pronouncements
The Company does not believe that any recently issued, but not yet effective, accounting pronouncements would have a material impact on its interim unaudited condensed consolidated financial statements.

3. Vessels in Operation
	Vessel Cost, as adjusted for Impairment charges	Accumulated Depreciation	Net Book Value
As of January 1, 2021	$1,297,785	$(157,202)	$1,140,583

Additions	603,514	—	603,514
Disposals	(23,167)	14,445	(8,722)
Depreciation	—	(52,559)	(52,559)
As of December 31, 2021	$1,878,132	$(195,316)	$1,682,816

Additions	9,070	—	9,070
Depreciation	—	(51,098)	(51,098)
As of September 30, 2022	$1,887,202	$(246,414)	$1,640,788

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

3.	Vessels in Operation (continued)

2021 Vessels acquisitions

In September and October 2021, the Company took delivery of the Four Vessels as per below:

Name	Capacity in TEUs	Year Built	Purchase Price	Delivery date
GSL Tripoli	5,470	2009	37,000	September 1, 2021
GSL Tinos	5,470	2010	37,500	September 9, 2021
GSL Syros	5,470	2010	37,500	September 13, 2021
GSL Kithira	5,470	2009	36,000	October 13, 2021

The charters of the Four Vessels resulted in an intangible liability of $17,100 that was recognized and will be amortized over the remaining useful life of the charters.

In July 2021, the Company took delivery of the Twelve Vessels as per below:

Name	Capacity in TEUs	Year Built	Purchase Price	Delivery Date
GSL Susan	4,363	2008	20,740	July 29, 2021
GSL Rossi	3,421	2012	21,580	July 29, 2021
GSL Alice	3,421	2014	23,150	July 29, 2021
GSL Melina	3,404	2013	23,990	July 29, 2021
GSL Eleftheria	3,404	2013	26,870	July 29, 2021
GSL Mercer	2,824	2007	20,750	July 29, 2021
GSL Lalo	2,824	2006	13,320	July 29, 2021
Matson Molokai	2,824	2007	16,430	July 15, 2021
GSL Elizabeth	2,741	2006	13,910	July 28, 2021
tbr GSL Chloe	2,546	2012	22,320	July 29, 2021
GSL Maren	2,546	2014	23,270	July 29, 2021
GSL Amstel	1,118	2008	7,560	July 29, 2021

The charters in place at the time of the purchase of the Twelve Vessels resulted in an intangible liability of $76,193 that was recognized and will be amortized over the remaining useful life of the charters.

In April, May and July 2021, the Company took delivery of the Seven Vessels as per below:

Name	Capacity in TEUs	Year Built	Purchase Price	Delivery Date
GSL MYNY	6,008	2000	17,600	July 28, 2021
GSL Melita	6,008	2001	15,500	May 25, 2021
GSL Violetta*	6,008	2000	17,300	April 28, 2021
GSL Maria*	6,008	2001	16,600	April 28, 2021
GSL Arcadia	6,008	2000	18,000	April 26, 2021
GSL Dorothea	5,992	2001	15,500	April 26, 2021
GSL Tegea	5,992	2001	15,500	May 17, 2021

* The charters of these vessels resulted in an intangible liability of $3,051 that was recognized and was fully amortized over the remaining useful life of the charters.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

3.	Vessels in Operation (continued)

2021 Sale of Vessel

On June 30, 2021, the Company sold La Tour for net proceeds of $16,514, and the vessel was released as collateral under the Company's $236,200 senior secured loan facility with Hayfin Capital Management, LLP (the "New Hayfin Credit Facility"). The net gain from the sale of vessel was $7,770.

Impairment

The Company has evaluated the impact of current economic situation on the recoverability of all its other vessel groups and has determined that there were no events or changes in circumstances which indicated that their carrying amounts may not be recoverable. Accordingly, there was no triggering event and no impairment test was performed during the nine months ended September 30, 2022.

Collateral

As of September 30, 2022, 20 vessels were pledged as collateral under the 5.69% Senior Secured Notes due 2027 and 40 vessels under the Company's loan facilities. Five vessels were unencumbered as of September 30, 2022.

Advances for vessels acquisitions and other additions

As of September 30, 2022, and December 31, 2021, there were no advances for vessel acquisitions, as all vessels had been delivered as at these dates. As of September 30, 2022, and December 31, 2021, the Company had advances for other vessel additions mainly for ballast water treatment systems totaling $3,912 and $6,139, respectively.

4.	Intangible Liabilities – Charter Agreements

Intangible Liabilities – Charter Agreements as of September 30, 2022 and December 31, 2021 consisted of the following:

	September 30, 2022	December 31, 2021
Opening balance	$55,376	$4,462
Additions	—	96,344
Amortization	(32,725)	(45,430)
Total	$22,651	$55,376

Intangible liabilities are related to (i) acquisition of the Seven, the Twelve and the Four Vessels, and (ii) management's estimate of the fair value of below-market charters on August 14, 2008, the date of the Marathon Merger (see note 1). These intangible liabilities are being amortized over the remaining life of the relevant lease terms and the amortization income is included under the caption "Amortization of intangible liabilities-charter agreements" in the interim unaudited condensed Consolidated Statements of Income.

Amortization income of intangible liabilities-charter agreements for each of the nine months ended September 30, 2022 and 2021 was $32,725 and $27,068, including related party amortization of intangible liabilities-charter agreements of $5,385 and $3,524 for each of the nine months ended September 30, 2022 and 2021, respectively.

The aggregate amortization of the intangible liabilities in each of the 12-month periods up to September 30, 2026 is estimated to be as follows:
Amount
September 30, 2023	$15,471
September 30, 2024	6,041
September 30, 2025	1,003
September 30, 2026	136
$22,651

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

4.	Intangible Liabilities – Charter Agreements (continued)
The weighted average useful lives are 1.45 years for the remaining intangible liabilities-charter agreements terms.

5.	Derivative Assets
In December 2021, the Company purchased interest rate caps with an aggregate notional amount of $484.1 million, which amount reduces over time as the Company's outstanding debt balances amortize. The objective of the hedges is to reduce the variability of cash flows associated with the interest relating to its variable rate borrowings. The Company receives payments on the interest rate caps for any period that the one-month USD LIBOR rate is above beyond the strike rate, which is 0.75%. The termination date of the interest rate cap agreements is November 30, 2026. The premium paid to purchase the interest rate caps was $7,000, which was paid out of cash on December 22, 2021. The premium is being amortized over the life of the interest rate cap by using the caplet method.
In February 2022, the Company further hedged its exposure to a potential rising interest rate environment by putting in place two USD one-month LIBOR interest rate caps of 0.75% through fourth quarter 2026, on $507.9 million of its floating rate debt. The second interest rate cap was not designated as a cash flow hedge and therefore the positive fair value adjustment of $11,308 as at September 30, 2022 was recorded through Interim Unaudited Condensed Consolidated Statements of Income. The premium paid by the Company to purchase the interest rate caps was $15,370, which was paid out of cash on the settlement date. ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. In this case, the Company has designated only a portion of its outstanding debt (initially, $253.9 million) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged. Amount received from interest rate caps for each of the nine months ended September 30, 2022 and 2021 was $3,247 and $nil, respectively.
	September 30, 2022	December 31, 2021
Opening balance	$7,227	$—
Derivative asset premium	15,370	7,000
Unrealized gain on derivative assets	35,263	227
Fair value adjustment on derivative asset	11,308	—
Closing balance	$69,168	$7,227
Less: Current portion of derivative assets	(27,357)	(533)
Non-current portion of derivative assets	$41,811	$6,694

The amounts included in accumulated other comprehensive income will be reclassified to interest expense should the hedge no longer be considered effective. No amount of ineffectiveness was included in net income for the nine months ended September 30, 2022 and for the year ended December 31, 2021. The Company will continue to assess the effectiveness of the hedge on an ongoing basis.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

6.	Long-Term Debt

Facilities	September 30, 2022	December 31, 2021
2027 USPP Notes (a)	$350,000	$—
E.SUN, MICB, Cathay, Taishin Credit Facility (b)	51,000	—
Sinopac Credit Facility (c)	10,320	11,580
HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility (d)	108,000	132,000
Deutsche Credit Facility (e)	45,858	49,345
HCOB Credit Facility (f)	44,806	56,844
CACIB, Bank Sinopac, CTBC Credit Facility (g)	45,325	49,150
New Hayfin Credit Facility (h)	—	204,129
Chailease Credit Facility (i)	4,164	5,568
2024 Notes (j)	—	117,520
Syndicated Senior Secured Credit Facility (CACIB, ABN, First-Citizens & Trust Company, Siemens, CTBC, Bank Sinopac, Palatine) (k)	189,200	213,200
Blue Ocean Junior Credit Facility (k, l)	—	26,205
Hellenic Bank Credit Facility (m)	—	41,700
	$848,673	$907,241
2022 Notes (n)	—	233,436
Less redemptions and repurchases (n)	—	(233,436)
2022 Notes (n)	$—	$—
Total credit facilities	$848,673	$907,241
Sale and Leaseback Agreement CMBFL – $120,000 (o)	96,188	115,238
Sale and Leaseback Agreement CMBFL – $54,000 (p)	43,875	49,950
Sale and Leaseback Agreement – Neptune $14,735 (q)	10,765	13,147
Total Sale and Leaseback Agreements	$150,828	$178,335
Total borrowings	$999,501	$1,085,576
Less: Current portion of long-term debt	(158,077)	(153,641)
Less: Current portion of Sale and Leaseback Agreements (o,p,q)	(35,542)	(36,675)
Plus: Original issue premium of 2024 Notes (j)	—	1,588
Less: Deferred financing costs (s)	(16,618)	(16,714)
Non-current portion of Long-Term Debt	$789,264	$880,134

a)	US Rated Private Placement of 5.69% Senior Secured Notes due 2027

On June 16, 2022, Knausen Holding LLC (the "Issuer"), an indirect wholly-owned subsidiary of the Company, closed on the private offering of $350,000 of privately rated/investment grade 5.69% Senior Secured Notes due 2027 (the "2027 USPP Notes") to a limited number of accredited investors. Pricing on June 1, 2022 was based on Interpolated interest rate 2.84% plus a margin 2.85%.

The Company used the net proceeds primarily from the private placement for the repayment of the remaining outstanding balances on its New Hayfin Credit Facility and the Hellenic Bank Credit Facility (releasing five unencumbered vessels), and our 2024 Notes. The remaining amount of net proceeds were, or are expected to be, used for general corporate purposes.

An amount equal to 15% per annum of the original principal balance of each Note shall be paid in equal quarterly installments on the 15th day of each of January, April, July, and October starting October 15, 2022, and the remaining unpaid principal balance shall be due and payable on the maturity date of July 15, 2027. Interest accrues on the unpaid balance of the Notes, payable quarterly on the 15th day of January, April, July, and October in each year, such interest commencing and accruing on and from June 14, 2022.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

6. Long-Term Debt (continued)

a)	US Rated Private Placement of 5.69% Senior Secured Notes due 2027 (continued)

The 2027 USPP Notes are senior obligations of the Issuer, secured by first priority mortgages on 20 identified vessels owned by subsidiaries of the Issuer (the "Subsidiary Guarantors") and certain other associated assets and contract rights, as well as share pledges over the Subsidiary Guarantors. In addition, the 2027 USPP Notes are fully and unconditionally guaranteed by the Company.

As of September 30, 2022, the outstanding balance of this facility was $350,000.

b)	$60.0 Million E.SUN, MICB, Cathay, Taishin Credit Facility
On December 30, 2021, the Company via its subsidiaries Zeus One Marine LLC, Hephaestus Marine LLC and Pericles Marine LLC, entered into a new syndicated senior secured debt facility with E.SUN Commercial Bank Ltd ("E.SUN"), Cathay United Bank ("Cathay"), Mega International Commercial Bank Co. Ltd ("MICB") and Taishin International Bank ("Taishin"). The Company using a portion of the net proceeds from this credit facility fully prepaid the outstanding amount of the Blue Ocean Junior Credit facility, amounting to $26,205 plus a prepayment fee of $3,968. All three tranches were drawn down in January 2022.
The new Facility is repayable in 8 equal consecutive quarterly instalments of $4,500 and ten equal consecutive quarterly instalments of $2,400.

This facility bears interest at LIBOR plus a margin of 2.75% per annum payable quarterly in arrears.

As of September 30, 2022, the outstanding balance of this facility was $51,000.

c)	$12.0 Million Sinopac Capital International Credit Facility
On August 27, 2021, the Company via its subsidiary Global Ship Lease 42 LLC entered into a secured credit facility for an amount of $12,000 with Sinopac Capital International (HK) Limited ("Sinopac Credit Facility"), partially used to fully refinance the Hayfin Credit Facility. The full amount was drawn down in September 2021 and the credit facility has a maturity in September 2026.
The new Facility is repayable in 20 equal consecutive quarterly instalments of $420 with a final balloon of $3,600 payable together with the final instalment.
This facility bears interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.
As of September 30, 2022, the outstanding balance of this facility was $10,320.

d)	$140.0 Million HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility

On July 6, 2021, the Company entered into a facility with Credit Agricole Corporate and Investment Bank ("CACIB"), Hamburg Commercial Bank AG ("HCOB"), E.Sun Commercial Bank, Ltd ("ESUN"), CTBC Bank Co. Ltd. ("CTBC") and Taishin International Bank ("Taishin") for a total of $140,000 to finance the acquisition of the Twelve Vessels. The full amount was drawdown in July 2021 and the credit facility has a maturity in July 2026.
The Facility is repayable in 6 equal consecutive quarterly instalments of $8,000, 8 equal consecutive quarterly instalments of $5,400 and 6 equal consecutive quarterly instalments of $2,200 with a final balloon of $35,600 payable together with the final instalment.
This facility bears interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.
As of September 30, 2022, the outstanding balance of this facility was $108,000.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

6. Long-Term Debt (continued)

e)	$51.7 Million Deutsche Bank AG Credit Facility
On May 6, 2021, the Company via its subsidiary Laertis Marine LLC entered into a secured facility for an amount of $51,670 with Deutsche Bank AG in order to refinance one of the three previous tranches of the $180,500 Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $48,527.
The new Facility is repayable in 20 equal consecutive quarterly instalments of $1,162.45 with a final balloon of $28,421 payable together with the final instalment.
This facility bears interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.
As of September 30, 2022, the outstanding balance of this facility was $45,858.

f)	$64.2 Million Hamburg Commercial Bank AG Credit Facility

On April 15, 2021, the Company entered into a Senior Secured term loan facility with Hamburg Commercial Bank AG "the HCOB Credit Facility" for an amount of up to $64,200 in order to finance the acquisition of six out of the Seven Vessels.
Tranche A, E and F amounting to $32,100 were drawn down in April 2021 and have a maturity date in April 2025, Tranche B and D amounting to $21,400 were drawn down in May 2021 and have a maturity date in May 2025, and Tranche C amounting to $10,700 was drawn down in July 2021 and has a maturity date in July 2025.
Each Tranche of the Facility is repayable in 16 equal consecutive quarterly instalments of $668.75.
This facility bears interest at LIBOR plus a margin of 3.50% per annum payable quarterly in arrears.
As of September 30, 2022, the outstanding balance of this facility was $44,806.

g)	$51.7 Million CACIB, Bank Sinopac, CTBC Credit Facility
On April 13, 2021, the Company via its subsidiary Penelope Marine LLC entered into a secured facility for an amount of $51,700 in order to refinance one of the three previous tranches of the $180,500 Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $48,648. The secured credit facility has a maturity in April 2026.
The Lenders are Credit Agricole Corporate and Investment Bank ("CACIB"), Bank Sinopac Co. Ltd. ("Bank Sinopac") and CTBC Bank Co. Ltd. ("CTBC").
The Facility is repayable in 20 equal consecutive quarterly instalments of $1,275 with a final balloon of $26,200 payable together with the final instalment.
This facility bears interest at LIBOR plus a margin of 2.75% per annum payable quarterly in arrears.
As of September 30, 2022, the outstanding balance of this facility was $45,325.

h)	$236.2 Million Senior secured loan facility with Hayfin Capital Management, LLP

On January 7, 2021, the Company entered into the New Hayfin Credit Facility amounting to $236,200, and on January 19, 2021, the Company drew down the full amount under this facility. The proceeds from the New Hayfin Credit Facility, along with cash on hand, were used to optionally redeem in full the outstanding 2022 Notes on January 20, 2021, see note 6m below. The New Hayfin Credit Facility matures in January 2026 and bears interest at a rate of LIBOR plus a margin of 7.00% per annum. It is repayable in twenty quarterly instalments of $6,560, along with a balloon payment at maturity. The New Hayfin Credit Facility is secured by, among other things, first priority ship mortgages over 21 of the Company's vessels, assignments of earnings and insurances of the mortgaged vessels, pledges over certain bank accounts, as well as share pledges over the equity interests of each mortgaged vessel-owning subsidiary. On June 30, 2021, due to the sale of La Tour, the Company additionally repaid $5,831, and the vessel was released as collateral under the Company's New Hayfin Credit Facility. On June 16, 2022, the Company used a portion of the proceeds from the private placement for the full prepayment of the remaining outstanding balance $197,569 plus a prepayment fee of $11,229. As of September 30, 2022, the outstanding balance of this facility was $nil.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)
6. Long-Term Debt (continued)

i)	$9.0 Million Chailease Credit Facility
On February 26, 2020, the Company via its subsidiaries, Athena Marine LLC, Aphrodite Marine LLC and Aris Marine LLC entered into a secured term facility agreement with Chailease International Financial Services Pte., Ltd. for an amount of $9,000. The Chailease Bank Facility was used for the refinance of DVB Credit Facility.
The Facility is repayable in 36 consecutive monthly instalments $156 and 24 monthly instalments of $86 with a final balloon of $1,314 payable together with the final instalment.
This facility bears interest at LIBOR plus a margin of 4.20% per annum.
As of September 30, 2022, the outstanding balance of this facility was $4,164.

j)	Redemption of 8.00% Senior Unsecured Notes due 2024

On November 19, 2019, the Company completed the sale of $27,500 aggregate principal amount of its 8.00% Senior Unsecured Notes (the "2024 Notes") which mature on December 31, 2024. On November 27, 2019, the Company sold an additional $4,125 of 2024 Notes, pursuant the underwriter's option to purchase such additional 2024 Notes. Interest on the 2024 Notes is payable on the last day of February, May, August and November of each year commencing on February 29, 2020.

The Company has the option to redeem the 2024 Notes for cash, in whole or in part, at any time (i) on or after December 31, 2021 and prior to December 31, 2022, at a price equal to 102% of the principal amount, (ii) on or after December 31, 2022 and prior to December 31, 2023, at a price equal to 101% of the principal amount and (iii) on or after December 31, 2023 and prior to maturity, at a price equal to 100% of the principal amount.

On November 27, 2019, the Company entered into an "At Market Issuance Sales Agreement" with B. Riley FBR, Inc. (the "Agent") under which and in accordance with the Company's instructions, the Agent could offer and sell from time to time newly issued 2024 Notes.

In July 2021, the Company agreed to purchase the Twelve Vessels for an aggregate purchase price of $233,890, part of which was financed by the issuance of $35,000 2024 Notes to the sellers. The remaining purchase price was financed by cash on hand and a new syndicated credit facility for a total of $140,000 (see note 6d).

On April 5, 2022 the Company completed the partial redemption of $28,500 aggregate principal amount of the Notes (the "Redeemed Notes") at a redemption price equal to 102.00% of the principal amount thereof plus accrued and unpaid interest. Upon completion of the redemption the outstanding aggregate principal amount of the 2024 Notes was $89,020. On July 15, 2022, the 2024 Notes were fully repaid by the Company using a portion of the net proceeds from the private placement of $350,000 aggregate principal amount of its 2027 USPP Notes, pursuant to a note purchase agreement, dated June 14, 2022. Total loss on redemption was $2,350 and is recorded within the interim unaudited condensed Consolidated Statements of Income for the nine months ended September 30, 2022 in line "Interest and other finance expenses".

As of September 30, 2022, the outstanding aggregate principal amount of the 2024 notes was $nil.

k)	$268.0 Million Syndicated Senior Secured Credit Facility (CACIB, ABN, First-Citizens & Trust Company, Siemens, CTBC, Bank Sinopac, Palatine)
On September 19, 2019, the Company entered into a Syndicated Senior Secured Credit Facility in order to refinance existing credit facilities that had a maturity date in December 2020, of an amount $224,310.
The Senior Syndicated Secured Credit Facility was agreed to be borrowed in two tranches. The Lenders are Credit Agricole Corporate and Investment Bank ("CACIB"), ABN Amro Bank N.V. ("ABN"), First-Citizens & Trust Company, Siemens Financial Services, Inc ("Siemens"), CTBC Bank Co. Ltd. ("CTBC"), Bank Sinopac Ltd. ("Bank Sinopac") and Banque Palatine ("Palatine").
Tranche A amounting to $230,000 was drawn down in full on September 24, 2019 and is scheduled to be repaid in 20 consecutive quarterly instalments of $5,200 starting from December 12, 2019 and a balloon payment of $126,000 payable on September 24, 2024.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)
6. Long-Term Debt (continued)

k)	$268.0 Million Syndicated Senior Secured Credit Facility (CACIB, ABN, First-Citizens & Trust Company, Siemens, CTBC, Bank Sinopac, Palatine) (continued)
Tranche B amounts to $38,000 was drawn down in full on February 10, 2020 and is scheduled to be repaid in 20 consecutive quarterly instalments of $1,000 and a balloon payment of $18,000 payable in the termination date on the fifth anniversary from the utilization date of Tranche A, which falls in September 24, 2024. In January 2022, the Company agreed a new senior secured debt facility to refinance its outstanding Syndicated Senior Secured Credit Facility, which extended the maturity date from September 2024 to December 2026, amended certain covenants in the Company's favor at an unchanged rate of LIBOR + 3.00%. On July 1, 2022, the interest rate is SOFR plus a margin of 3.00% plus Credit Adjustment Spread ("CAS") and is payable at each quarter end date.
As of September 30, 2022, the outstanding balance of this facility was $189,200.

l)	$38.5 Million Blue Ocean Junior Credit Facility
On September 19, 2019, the Company entered into a refinancing agreement with Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, and Blue Ocean Investments SPC Blue, holders of the outstanding debt of $38,500 relevant to the previous Blue Ocean Credit Facility in order to refinance that existing facility with the only substantive change being to extend maturity at the same date with the Syndicated Senior Secured Credit Facility (see note 6k).

The Company fully drew down the facility on September 23, 2019 and it was scheduled to be repaid in a single instalment on the termination date which falls on September 24, 2024. This facility bears interest at 10.00% per annum.

During the year ended December 31, 2021, the Company used a portion of the net proceeds from the at-the-market issuance programs to prepay an amount of $12,295 under this facility plus a prepayment fee of $1,618.

On January 19, 2022, the Company used a portion of the net proceeds from the new facility agreement entered on December 30, 2021 with E.SUN, MICB, Cathay, Taishin, to fully prepay the amount of $26,205 under this facility, plus a prepayment fee of $3,968. Following these prepayments, as of September 30, 2022, the outstanding balance of this facility was $nil.

m)	$59.0 Million Hellenic Bank Credit Facility
On May 23, 2019, the Company via its subsidiaries, Global Ship Lease 30, 31 and 32 entered into a facility agreement with Hellenic Bank for an amount up to $37,000. The Hellenic Bank Facility is to be borrowed in tranches and is to be used in connection with the acquisition of the vessels GSL Eleni, GSL Grania and GSL Kalliopi.
An initial tranche of $13,000 was drawn on May 24, 2019, in connection with the acquisition of the GSL Eleni. The Facility is repayable in 20 equal quarterly instalments of $450 each with a final balloon of $4,000 payable together with the final instalment.
A second tranche of $12,000 was drawn on September 4, 2019, in connection with the acquisition of GSL Grania. The Facility is repayable in 20 equal quarterly instalments of $400 each with a final balloon of $4,000 payable together with the final instalment.
The third tranche of $12,000 was drawn on October 3, 2019, in connection with the acquisition of GSL Kalliopi. The Facility is repayable in 20 equal quarterly instalments of $400 each with a final balloon of $4,000 payable together with the final instalment.
On December 10, 2019, the Company via its subsidiaries Global Ship Lease 33 and 34 entered into an amended and restated loan agreement with Hellenic Bank for an additional facility of amount $22,000 that is to be borrowed in two tranches and to be used in connection with the acquisition of the vessels GSL Vinia and GSL Christel Elisabeth. Both tranches were drawn on December 10, 2019 and are each repayable in 20 equal quarterly instalments of $375 each with a final balloon of $3,500 payable together with the final instalment.
This facility bears interest at LIBOR plus a margin of 3.90% per annum.
On June 24, 2022, the Hellenic Bank credit Facility was fully prepaid by the Company using a portion of the net proceeds from the private placement of $350,000 aggregate principal amount of its 2027 USPP Notes, pursuant to a note purchase agreement, dated June 14, 2022.
As of September 30, 2022, the outstanding balance of this facility was $nil.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

6.	Long-Term Debt (continued)
n)	9.875% First Priority Secured Notes due 2022

On October 31, 2017, the Company completed the sale of $360,000 in aggregate principal amount of its 9.875% First Priority Secured Notes (the "2022 Notes") which mature on November 15, 2022. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $356,400. The original issue discount was being amortized on an effective interest rate basis over the life of the 2022 Notes. The 2022 Notes were fully redeemed in January 2021.

Interest on the 2022 Notes was payable semi-annually on May 15 and November 15 of each year, commencing on May 15, 2018. As at December 31, 2020 the 2022 Notes were secured by first priority vessel mortgages on 16 of our vessels at that time and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a vessel securing the 2022 Notes. In addition, the 2022 Notes were fully and unconditionally guaranteed, jointly and severally, by the Company's 16 vessel owning subsidiaries as of December 31, 2020 and Global Ship Lease Services Limited.

On February 10, 2020, the Company completed an optional redemption of $46,000 aggregate principal amount of its 2022 Notes at a redemption price of $48,271 (representing 104.938% of the aggregate principal amount) plus accrued and unpaid interest. During the year ended December 31, 2020, the Company purchased $15,287 of aggregate principal amount of 2022 Notes in the open market at a weighted average price of 98.98% of the aggregate principal amount.

On January 20, 2021, the Company optionally redeemed, in full, $233,436 aggregate principal amount of 2022 Notes, representing the entire outstanding amount under the 2022 Notes, using the proceeds the Company received from the New Hayfin Credit Facility, see note 6h above, and cash on hand, at a redemption price of $239,200 (representing 102.469% of the aggregate principal amount of notes redeemed) plus accrued and unpaid interest. Total loss on extinguishment of the bonds was $10,642 and is recorded within the interim unaudited condensed Consolidated Statements of Income for the nine months ended September 30, 2021 as interest and other finance expenses.

o)	$120.0 Million Sale and Leaseback agreements – CMBFL Four Vessels

On August 26, 2021, the Company via its subsidiaries Global Ship Lease 68 LLC, Global Ship Lease 69 LLC, Global Ship Lease 70 LLC and Global Ship Lease 71 LLC, entered into four $30,000 sale and leaseback agreements with CMB Financial Leasing Co. Ltd. ("CMBFL") to finance the acquisition of the Four Vessels. As at September 30, 2021, the Company had drawdown a total of $90,000. The drawdown for the fourth vessel, amounting to $30,000, took place on October 13, 2021 together with the delivery of this vessel. The Company has a purchase obligation to acquire the Four Vessels at the end of their lease terms and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreement as financial liabilities.
Each sale and leaseback agreement will be repayable in 12 equal consecutive quarterly instalments of $1,587.5 and 12 equal consecutive quarterly instalments of $329.2 with a repurchase obligation of $7,000 on the final repayment date.
The sale and leaseback agreements for the three vessels mature in September 2027 and for the fourth vessel in October 2027 and bear interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.
As of September 30, 2022, the outstanding balance of these sale and lease back agreements was $96,188.

p)	$54.0 Million Sale and Leaseback agreement – CMBFL
On May 20, 2021, the Company via its subsidiary Telemachus Marine LLC entered into a $54,000 sale and leaseback agreement with CMB Financial Leasing Co. Ltd. ("CMBFL") to refinance one of the three previous tranches of the $180,500 Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $46,624. The Company has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

6.	Long-Term Debt (continued)
p)	$54.0 Million Sale and Leaseback agreement – CMBFL (continued)
The sale and leaseback agreement will be repayable in eight equal consecutive quarterly instalments of $2,025 each and 20 equal consecutive quarterly instalments of $891 with a repurchase obligation of $19,980 on the final repayment date.
The sale and leaseback agreement matures in May 2028 and bears interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.
In May 2021, on the actual delivery date of the vessel, the Company drew $54,000, which represented vessel purchase price $75,000 less advanced hire of $21,000, which advanced hire neither bore any interest nor was refundable and was set off against payment of the purchase price payable to the Company by the unrelated third party under this agreement.
As of September 30, 2022, the outstanding balance of this sale and leaseback agreement was $43,875.

q)	$14.7 Million Sale and Leaseback agreement – Neptune Maritime Leasing
On May 12, 2021, the Company via its subsidiary GSL Violetta LLC entered into a $14,735 sale and leaseback agreement with Neptune Maritime Leasing ("Neptune") to finance the acquisition of GSL Violetta delivered in April 2021. The Company has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. In May 2021, the Company drew $14,735 under this agreement.
The sale and leaseback agreement will be repayable in 15 equal consecutive quarterly instalments of $793.87 each and four equal consecutive quarterly instalments of $469.12 with a repurchase obligation of $950 on the last repayment date.
The sale and leaseback agreement matures in February 2026 and bears interest at LIBOR plus a margin of 4.64% per annum payable quarterly in arrears.
As of September 30, 2022, the outstanding balance of this sale and leaseback agreement was $10,765.

r)	Repayment Schedule
Maturities of long-term debt for the periods subsequent to September 30, 2022 are as follows:

Payment due by period ending	Amount
September 30, 2023	193,619
September 30, 2024	178,054
September 30, 2025	137,882
September 30, 2026	206,432
September 30, 2027	253,531
September 30, 2028 and thereafter	29,983
$999,501

s)	Deferred Financing Costs

	September 30, 2022	December 31, 2021
Opening balance	$16,714	$11,203
Expenditure in the period	9,655	13,790
Amortization included within interest expense	(9,751)	(8,279)
Closing balance	$16,618	$16,714
During 2022, total costs amounting to $1,066 were incurred in connection with the Syndicated Senior Secured Credit facility (see note 6k), $1,180 in connection with E.SUN, MICB, Cathay, Taishin credit facility (see note 6b) and $7,409 in connection with the 2027 USPP Notes.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

6. Long-Term Debt (continued)

s)	Deferred Financing Costs (continued)
During 2021, total costs amounting $434 were incurred in connection with the "At Market Issuance Sales Agreement" of 2024 Notes (see note 6j). In addition, total costs amounting $4,049 were incurred in connection with the New Hayfin Credit Facility (see note 6h), $777 in connection with the Deutsche Credit Facility (see note 6e), $1,386 in connection with the HCOB Credit Facility (see note 6f), $191 in connection with the Neptune sale and leaseback agreement (see note 6q), $984 in connection with the CACIB, Bank Sinopac, CTBC Credit Facility (see note 6g), $945 in connection with the CMBFL sale and lease back agreement (see note 6p), $252 in connection with the Sinopac Credit Facility (see note 6c), $2,852 in connection with the HCOB, CACIB Credit Facility (see note 6d) for financing the acquisition of the Twelve Vessels and $1,920 in connection with the Sale and Leaseback agreements with CMBFL for the Four Vessels (see note 6o) that were drawn down during the year ended December 31, 2021.

t)	Debt covenants-securities
Amounts drawn under the facilities listed above are secured by first priority mortgages on certain of the Company's vessels and other collateral. The credit facilities contain a number of restrictive covenants that limit the Company from, among other things: incurring or guaranteeing indebtedness; charging, pledging or encumbering the vessels; and changing the flag, class, management or ownership of the vessel owning entities. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, specific credit facilities require compliance with a number of financial covenants including asset cover ratios and minimum liquidity and corporate guarantor requirements. Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with, or remedied.

As of September 30, 2022, and December 31, 2021, the Company was in compliance with its debt covenants.

7.	Related Party Transactions
CMA CGM is presented as a related party due to the fact that as of December 31, 2021, it was a shareholder, owning Class A common shares representing 8.4% of voting rights in the Company. As of May 27, 2022, CMA CGM following the sale of its shares, is not anymore Company's shareholder. Revenue and expenses recorded on Interim Unaudited Condensed Consolidated Statements of Income for CMA CGM are up to May 27, 2022.
Time Charter Agreements
A number of the Company's time charter arrangements are with CMA CGM, representing 14.94% in the nine months ended September 30, 2022 and 33.8% of gross revenues in the year ended December 31, 2021. Under these time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. Revenues generated from charters to CMA CGM are disclosed separately in the Interim Unaudited Condensed Consolidated Statements of Income.
Ship Management Agreements

Technomar Shipping Inc. ("Technomar") is presented as a related party, as the Company's Executive Chairman is a significant shareholder. The Company has currently a number of ship management agreements with Technomar under which the ship manager is responsible for all day-to-day ship management, among other things, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other ship operating necessities, including the arrangement and management of dry-docking. As of September 30, 2022 and December 31, 2021, Technomar provided all day-to-day technical ship management services for all but the Twelve Vessels which were delivered in July 2021. Another third party provided such management on the Twelve Vessels, from the time of their delivery in July 2021 until a change of management for six of them in September 2021 to Technomar, and the remaining six vessels continued to be outsourced for day-to-day technical management to the third-party manager. The management fees charged to the Company by third party managers for the nine months ended September 30, 2022 and 2021, amounted to $1,114 and $466, respectively, and are shown in "Vessels operating expenses" in the interim unaudited condensed Consolidated Statements of Income. Technomar continues to supervise management for the six outsourced vessels.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

7.	Related Party Transactions (continued)
The management fees charged to the Company by Technomar for the nine months ended September 30, 2022, amounted to $12,686 (nine months ended September 30, 2021 - $10,755) and are shown under "Vessels operating expenses-related parties" in the interim unaudited condensed Consolidated Statements of Income. Additionally, as of September 30, 2022, outstanding receivables due from Technomar totaling $359 are presented under "Due from related parties" (December 31, 2021 - $1,785).
Conchart Commercial Inc. ("Conchart") provides commercial management services to the Company pursuant to commercial management agreements. The Company's Executive Chairman is the sole beneficial owner of Conchart. Under the commercial management agreements, Conchart, is responsible for (i) marketing of the Company's vessels, (ii) seeking and negotiating employment of the Company's vessels, (iii) advise the Company on market developments, developments of new rules and regulations, (iv) assisting in calculation of hires, freights, demurrage and/or dispatch monies and collection any sums related to the operation of vessels, (v) communicating with agents, and (vi) negotiating sale and purchase transactions. For the 19 vessels that the Company acquired as a result of the Poseidon Transaction, excluding the Argos, the agreements were effective from the date of the completion of the Poseidon Transaction; for the 19 vessels that were owned by the Company prior to the consummation of the Poseidon Transaction till refinance of 2022 Notes which took place on January 2021, an EBSA agreement was in place that was terminated and replaced with commercial management agreements also same agreements applied to all vessels that have been delivered; for all new acquired vessels during 2019 and going forward, the agreements were effective upon acquisition.
The fees charged to the Company by Conchart for the nine months ended September 30, 2022 amounted to $4,646 (nine months ended September 30, 2021: $2,365) and are disclosed within "Time charter and voyage expenses-related parties" in the interim unaudited condensed Consolidated Statements of Income. Any outstanding fees due to Conchart are presented in the interim unaudited condensed Consolidated Balance Sheets under "Due to related parties" totaling to $552 and $41 as of September 30, 2022 and December 31, 2021, respectively.

8.	Commitments and Contingencies
Charter Hire Receivable
The Company has entered into time charters for its vessels. The charter hire is fixed for the duration of the charter. The minimum contracted future charter hire receivable, net of address commissions, not allowing for any unscheduled off-hire, assuming expiry at earliest possible dates and assuming options callable by the Company included in the charters are not exercised, for the 65 vessels as at September 30, 2022 is as follows:

Period ending	Amount
September 30, 2023	$604,676
September 30, 2024	532,040
September 30, 2025	346,305
September 30, 2026	251,156
Thereafter	363,933
Total minimum lease revenue, net of address commissions	$2,098,110

9.	Share Capital
Common shares
As of September 30, 2022, the Company has one class of Class A common shares.
Restricted stock units or incentive stock units have been granted to the Directors and management, under the Company's Equity Incentive Plans, as part of their compensation arrangements (see note 10). In April 2020, 184,270 shares were issued under grants made under the 2019 Omnibus Incentive Plan (the "2019 Plan"). In 2021, 747,604 Class A common shares were issued under the 2019 Plan.
During the nine months ended September 30, 2022, a further 582,175 Class A common shares were issued under the 2019 Plan.
On January 20, 2021, upon the redemption in full of the 2022 Notes, KEP VI (Newco Marine) Ltd. and KIA VIII (Newco Marine) Ltd. (together, "Kelso"), both affiliates of Kelso & Company, a U.S. private equity firm, exercised their right to convert an aggregate of 250,000 Series C Perpetual Convertible Preferred Shares, representing all such shares outstanding, into Class A common shares of the Company, resulting in issuance of an aggregate of 12,955,188 Class A common shares to Kelso.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

9.	Share Capital (continued)
Common shares (continued)

On January 26, 2021, the Company completed its underwritten public offering of 5,400,000 Class A common shares, at a public offering price of $13.00 per share, for gross proceeds to the Company of approximately $70,200, prior to deducting underwriting discounts, commissions and other offering expenses. The Company intended to use the net proceeds of the offering for funding the expansion of the Company's fleet, general corporate purposes, and working capital. On February 17, 2021, the Company issued an additional 141,959 Class A common shares in connection with the underwriters' partial exercise of their option to purchase additional shares (together, the "January 2021 Equity Offering"). The net proceeds the Company received in the January 2021 Equity Offering, after underwriting discounts and commissions and expenses, were approximately $67,758. On September 1, 2021, the Company purchased 521,650 shares and retired them, reducing the issued and outstanding shares. In April, 2022, and September, 2022, the Company repurchased 184,684, and 568,835 Class A common shares, respectively, reducing the issued and outstanding shares. As at September 30, 2022, the Company had 36,292,765 Class A common shares outstanding.

On April 13, 2021, Kelso and Maas Capital Investments B.V. sold an aggregate of 5,175,000 Class A common shares which they held in an underwritten public offering at $12.50 per share (including 675,000 Class A common shares that were sold pursuant to the underwriters' exercise, in full, of their option to purchase additional shares). The Company did not receive any proceeds from this sale of Class A Common Shares.

On May 10, 2021, the Company announced a dividend of $0.25 per Class A common share from the earnings of the first quarter 2021, paid on June 3, 2021 to common shareholders of record as of May 24, 2021, amounting to $9,347.

On August 5, 2021, the Company announced a dividend of $0.25 per Class A common share from the earnings of the second quarter 2021, paid on September 3, 2021 to common shareholders of record as of August 23, 2021, amounting to $9,358.

On November 2, 2021, the Company announced a dividend of $0.25 per Class A common share from the earnings of the third quarter 2021 paid on December 2, 2021 to common shareholders of record as of November 22, 2021, amounting to $9,235.
On November 22, 2021, the Board of Directors announced its intention to increase the quarterly dividend to be paid to common shareholders by 50% to $0.375 per share, with effect from the first quarter of 2022.
On February 10, 2022, the Company announced a dividend of $0.25 per Class A common share from the earnings of the fourth quarter of 2021 paid on March 4, 2022 to common shareholders of record as of February 22, 2022, amounting to $9,257.
On May 9, 2022, the Company announced a dividend of $0.375 per Class A common share from the earnings of the first quarter of 2022 paid on June 2, 2022, to common shareholders of record as of May 24, 2022 amounting to $13,836.
On August 4, 2022, the Company announced a dividend of $0.375 per Class A common share from the earnings of the second quarter of 2022 paid on September 2, 2022 to common shareholders of record as of August 23, 2022 amounting to $13,856.
Preferred shares
On December 10, 2019, the Company entered into At Market Issuance Sales Agreement with B. Riley FBR under which the Company may, from time to time, issue additional depositary shares, each of which represents 1/100th of one share of the Company's Series B Preferred Shares (the "Depositary Share ATM Program"). Pursuant to the Depositary Share ATM Program, in 2019, the Company issued 42,756 depositary shares (representing an interest in 428 Series B Preferred Shares) for net proceeds of $856, and during year ended December 31, 2020, the Company issued 839,442 depositary shares (representing an interest in 8,394 Series B Preferred Shares) for net proceeds of $18,847. During the year ended December 31, 2021, the Company issued 2,076,992 depositary shares (representing an interest in 20,770 Series B Preferred Shares) for net proceeds of approximately $51,234. As of September 30, 2022, the Company had 43,592 Series B Preferred Shares outstanding.

On August 20, 2014, the Company issued 1,400,000 Series B Preferred Shares. The net proceeds from the offering were $33,497. Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share).

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

9.	Share Capital (continued)
Preferred shares (continued)
These shares are classified as Equity in the interim unaudited condensed Consolidated Balance Sheets. The dividends payable on the Series B Preferred Shares are presented as a reduction of Retained Earnings in the interim unaudited condensed Consolidated Statements of Changes in Shareholders' Equity, when and if declared by the Board of Directors. An initial dividend was declared on September 22, 2014 for the third quarter 2014. Subsequent dividends have been declared for all quarters.

10. Share-Based Compensation
On February 4, 2019, the 2019 Plan was adopted. The 2019 Plan is administered by the Compensation Committee of the Board. The maximum aggregate number of Class A common shares that may be delivered pursuant to awards granted under the 2019 Plan during its 10-year term is 1,812,500. The maximum number of Class A common shares with respect to which awards may be granted to any non-employee director in any calendar year is 12,500 shares or $100,000.

In July 2019, the Compensation Committee of the Board of Directors approved stock-based awards to senior management under the 2019 Plan. In 2021, the Board of Directors approved additional awards of 61,625 of Class A common shares under the 2019 Omnibus Incentive Plan (the "2019 Plan") resulting in a total amount of awards totaling up to 1,421,000 shares. In July 2021, the Board of Directors approved the issuance of 17,720 shares to one member of senior management as a special bonus.

The 1,421,000 shares of incentive stock may be issued pursuant to the awards, in four tranches. The first tranche was to vest conditioned only on continued service over the three-year period which commenced January 1, 2019. Tranches two, three and four would vest when the Company's stock price exceeded $8.00, $11.00 and $14.00, respectively, over a 60-day period. The $8.00 threshold was achieved in January 2020, the $11.00 threshold was achieved in January 2021 and the $14.00 threshold was achieved in March 2021. Accordingly, 113,279 incentive shares vested in the year ended December 31, 2019, 317,188 incentive shares vested in the year ended December 31, 2020 and 1,008,253 incentive shares vested in the year ended December 31, 2021. Of the total of 430,467 incentive shares which vested up to December 31, 2020, 184,270 were settled and issued as Class A common shares in April 2020. A further 747,604 Class A common shares were settled and issued during the year ended December 31, 2021. A total of 1,438,720 incentive shares had vested as at December 31, 2021, of which 931,874 had been issued.
On September 29, 2021, the Compensation Committee and the Board of Directors approved an increase of 1,600,000 in the aggregate number of Class A common shares available for issuance as awards under the Plan and approved new awards to senior management, totaling 1,500,000 shares of incentive stock, in three tranches with a grant date October 1, 2021. The first tranche, representing 55% of the total, is to vest quarterly conditioned only on continued service over the four-year period which commenced October 1, 2021. Tranches two and three, each representing 22.5% of the total, will vest quarterly up to September 30, 2025, when the Company's stock price exceeds $27.00 and $30.00, respectively, over a 60-day period. The Board of Directors also increased the number of Class A common shares that could be issued to any non-employee director in any calendar year to 100,000 shares and approved stock-based awards to non-executive directors under the 2019 Plan totalling 105,000 shares of incentive stock to vest in a similar manner to those awarded to senior management. During May 2022, the unvested shares attributable to the director who stood down were reallocated, pro-rata, to the new appointee. During June 2022, the unvested shares attributable to the director who stood down were forfeit. No award has been made for the new appointee.
During the nine months ended September 30, 2022 and, in the year ended December 31, 2021, 164,739 and 55,175 incentive shares vested, respectively, under the new awards.
Of the total incentive shares which vested under both plans up to September 30, 2022, 143,554 had not been issued.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

10. Share-Based Compensation (continued)
Share based awards since January 1, 2021, are summarized as follows:
	Restricted Stock Units
	Number of Units
	Number	Weighted Average Fair Value on Grant Date	Actual Fair Value on Vesting Date
Unvested as at January 1, 2021	928,908	$3.79	n/a
Granted in March 2021	61,625	11.72	n/a
Granted in July 2021	17,720	16.93	n/a
Granted in October 2021	1,605,000	22.35	n/a
Vested in year ended December 31, 2021	(1,063,428)	n/a	16.59
Unvested as at December 31, 2021	1,549,825	$22.35	n/a
Vested in nine months ended September 30, 2022	(164,739)	n/a	20.28
Cancelled in May 2022	(13,716)	n/a	n/a
Unvested as at September 30, 2022	1,371,370	$22.35	n/a
Using the graded vesting method of expensing the restricted stock unit grants, the weighted average fair value of the stock units is recognized as compensation costs in the interim unaudited condensed Consolidated Statements of Income over the vesting period. The fair value of the restricted stock units for this purpose is calculated by multiplying the number of stock units by the fair value of the shares at the grant date. The Company has not factored any anticipated forfeiture into these calculations based on the limited number of participants.
For the nine months ended September 30, 2022 and 2021, the Company recognized a total of $7,882 and $2,005, respectively, in respect of stock based compensation.

11. Earnings per Share
Under the two-class method, net income, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed.
Earnings are only allocated to participating securities in a period of net income if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such earnings. As a result, earnings are only be allocated to the Class A common shareholders.

At September 30, 2022 and December 31, 2021, there were 1,371,370 and 1,549,825, respectively, shares of incentive share grants unvested as part of senior management's and non-executive directors incentive awards approved on September 29, 2021.

	Nine months ended September 30,
	2022	2021
Numerator:
Net income available to common shareholders:	$210,768	$97,137
Class A, basic and diluted

Denominator:
Class A Common shares
Basic weighted average number of common shares outstanding	36,649,874	34,734,005
Plus weighted average number of RSUs with service conditions	655,870	9,292
Common share and common share equivalents, dilutive	37,305,744	34,743,297

Basic earnings per share:
Class A	5.75	2.80

Diluted earnings per share:
Class A	5.65	2.80

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

12. Subsequent events

After the period end and up to November 8, 2022, the Company repurchased a total of 307,121 common shares for a total investment of $5,108.
On November 9, 2022, the Company declared a dividend of $0.375 per Class A common share from the earnings of the third quarter of 2022 to be paid on December 2, 2022, to common shareholders of record as of November 22, 2022.